

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

Via E-mail
Mr. Michael C. Gazmarian
Vice President, Chief Financial Officer and Treasurer
Insteel Industries, Inc.
1373 Boggs Drive
Mount Airy, NC 27030

> **Re:** **Insteel Industries, Inc.**
> **Form 10-K**
> **Filed October 29, 2013**
> **File No. 1-9929**

Dear Mr. Gazmarian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 28, 2013

Management's Discussion and Analysis, page 12

Results of Operations, page 15

1. We note your discussion of gross profit on page 16. You disclose that the year-over-year increase was "primarily due to wider spreads between average selling prices and raw material costs relative to the prior year together with higher shipments." Please revise future filings to separately quantify the impact of each factor that materially affects gross profit. Please also specifically discuss the impact of commodity prices on your current financial results as well as the expected impact of recent trends in commodity prices on your future financial results. Refer to Section 501.04 of the FRC and Item 303(a)(3)(ii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like in future filings.

Form 10-Q for the period ended December 28, 2013

Liquidity and Capital Resources, page 16

2. We note that inventories, net increased by approximately 19% from September 28, 2013 to December 28, 2013 while revenues appear to have decreased from the three months ended September 28, 2013 to the three months ended December 28, 2013. In addition, the change in inventories of $11.2 million appears to have had a significant impact on your net cash provided by operating activities of $6.3 million during the three months ended December 28, 2013. In this regard, please discuss in future filings the factors that caused material increases in inventories, net as well as consider whether a discussion of financial measures such as days sales in inventory would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350. Please show us in your supplemental response what the revisions will look like in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, or Pam Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief